UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS CHANGE IN MANAGEMENT

Moscow, Russia – July 11, 2019 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a leading Russian mining and metals company, reports appointment of Igor Khafizov as chief executive officer of Mechel Mining Management OOO. He replaces Pavel Shtark who has been appointed Mechel PAO’s deputy chief executive officer for prospective development.

Igor Khafizov has been working in Mechel Group’s various structures for 27 years. All his professional career has been linked to the Group’s coal and iron ore producers. Starting in 2017 and until this appointment, he was Mechel Mining Management’s deputy director. His duties included overseeing operations at Yakutugol Holding Company AO and Elgaugol OOO.

“Igor’s professionalism is beyond any doubt. He is a top manager with great experience with all of Mechel’s key mining facilities, he knows every production process from bottom up. Igor stood at the origins of Elga Coal Complex’s construction back when the complex was a Yakutugol Holding Company subsidiary. Due to his leadership, Korshunov Mining Plant, Southern Kuzbass Coal Company and Yakutugol Holding Company yielded great results. Now Igor faces the task of ensuring our mining facilities’ development and increasing output volumes,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

Prior to his appointment, Igor V. Khafizov was Mechel Mining Management’s deputy director. In 2017-2018, he was also director of the department in charge of the Republic of Sakha (Yakutia)’s mining assets. In 2009-2017, he was Yakutugol Holding Company AO’s managing director. In 2006-2008, he was managing director at Southern Kuzbass Coal Company. In 1992-2006, he worked his way up at Korshunov Mining Plant, from assistant engine driver to general director.

He has been awarded with the medal of the Order "For Merit to the Fatherland" 2nd class.

Igor Khafizov graduated Urals State Mining University with a mining engineer specialty.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: July 11, 2019

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